Computershare Trust Company of Canada 510 Burrard Street, 3rd floor

Vancouver, BC V6C 3B9

Tel: 604.661.9400 Fax: 604.661.9401

November 30, 2005

Dear Sirs:

All applicable Exchanges and Commissions

Subject:

ARIZONA STAR RESOURCE CORP

AMENDED

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type : Annual General and Extraordinary Meeting
2.	CUSIP/Class of Security entitled to receive notification : 04059G106/CA04059G1063/COMMON
3.	CUSIP/Class of Security entitled to vote : 04059G106/CA04059G1063/COMMON
4.	Record Date for Notice :	21/12/2005
5.	Record date for Voting :	21/12/2005
6.	Beneficial Ownership determination date :	21/12/2005
7.	Meeting Date :	24/01/2006
8.	Meeting Location : Toronto, Ontario

Yours Truly

“Stacey McGlynn”

Assistant Account Manager Stock transfer Department Tel: 604.661.9400 Ext 4204 Fax: 604.661.9401